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Email: info@silvercorp.ca
Website: www.silvercorp.ca

Via EDGAR and U.S. Mail

February 23, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628 U.S.A.

Attention: Roger Schwall, Assistant Director

Dear Mr. Schwall:

RE:	Silvercorp Metals Inc. Form 40-F for the Fiscal Year Ended March 31, 2009 Filed June 8, 2009 File No. 1-34184

This letter is submitted on behalf of Silvercorp Metals Inc. (the “Company” or “we”) in response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff” or “you”) dated January 26, 2010 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 40-F for the year ended March 31, 2009 (the “Report”), which was filed on June 8, 2009.

For reference purposes, the text of the Comment Letter has been reproduced herein with a response below the comments. For your convenience, we have italicized each comment and have placed in boldface the heading of our response thereto.

Form 40-F for the Fiscal Year Ended March 31, 2009

1.

We note your disclosure that indicates your disclosure controls and procedures were effective as of the end of the period covered by your report. We note elsewhere in your MD&A that you have concluded your disclosure controls and procedures are ineffective. Please modify your documents as necessary to provide a consistent conclusion.

Roger Schwall, Asst. Director
United States Securities and Exchange Commission
February 23, 2010

Response to Comment No. 1:

Although your observation is correct, we respectfully request that this matter, as a result of the factors and subsequent events noted below, would be most appropriately addressed in the Company’s Form 40-F annual report for the year ending March 31, 2010 (the “2010 40-F Annual Report”). Please consider:

First, the inconsistency arises from a statement contained in the Company’s Form 40-F “wrap” for the Report, rather than the MD&A for the year ended March 31, 2009 (the “2009 Annual MD&A”), which was originally filed in Canada on SEDAR and was incorporated in the Report by reference. The Report is the Company’s first annual report filed with the Commission and the inconsistency was inadvertent.

Second, the Company’s 2009 Annual MD&A as well as its interim MD&A for the subsequent three month periods ended June 30, 3009 and September 30, 2009 (together with the 2009 Annual MD&A, the “Canadian Documents”), which were originally filed in Canada on SEDAR, and have been furnished to the Commission under cover of Form 6-K, have all consistently disclosed that the Company’s disclosure controls and procedures (“DC&P”) were ineffective through the second quarter of the Company’s 2010 financial year. In other words, the more recent information available to investors is consistent with the Company’s evaluation of its DC&P as stated in its 2009 Annual MD&A.

Third, the detailed explanation of the factors that management identified in reaching effectiveness evaluation as stated in the Canadian Documents relate to the “possibility of inaccurate financial reporting”1 or “risk of inaccurate, unauthorized or incomplete data,”2 which are more closely matters of internal control over financial reporting (“ICFR”) rather than DC&P. This is also evidenced by the Company’s reference to its use of the integrated framework of the Committee of Sponsoring Organizations of the Treadway Commission, the report of which concerns proper development of ICFR. Aware that (i) some components of ICFR may concern DC&P and (ii) the distinction between ICFR and DC&P is not a bright line,3 the Company out of caution elected to conclude the DC&P is not effective. Nonetheless, we believe that investors are able to infer from the detailed explanation in the MD&A that the ineffectiveness focuses on ICFR rather than DC&P.

Fourth, although we note, and intend to comply with, your Comment No. 6 and 7 below, we believe that our DC&P is effective with respect to disclosure contained in Item 5, entitled “Mineral Properties” (nearly all of which is derived from technical reports identified therein), of the Company’s Annual Information Form for the year ended March 31, 2009 (the “2009 AIF”) that is contained within the Report.

__________________

1  Note 15(a) of MD&A for three months ended September 30, 2009, furnished under cover of Form 6-K on February 16, 2010.

2  Id.

3  “Uncertainties exist in the relationship between disclosure controls and procedures, on the one hand, and internal control over financial reporting on the other. The SEC has provided little guidance in this area.” J. Bostleman et al., Public Company Handbook (Practicing Law Institute. 2009) Vol. 2, Sec. SUMM 16.1.4.

Roger Schwall, Asst. Director
United States Securities and Exchange Commission
February 23, 2010

Fifth, the Company’s most recent MD&A, i.e., for the three months ended December 31, 2009, and furnished to the Commission under cover of Form 6-K on February 16, 2010, states that the Company’s DC&P and ICFR are effective as of December 31, 2009. The second paragraph to note 15(a) to the interim financial statements contained in this MD&A details how the Company remediated its DC&P and ICFR. As of the date of this response, we have no reason to believe that our chief executive officer and chief financial officer will not reach the same conclusion in their effectiveness evaluation for the year ending March 31, 2010 that the Company’s DC&P and ICFR are effective and, accordingly, would so report in the 2010 40-F Annual Report.

Finally, we believe that filing an amendment to the Report for the year ended March 31, 2009, so as to remedy an inconsistency not found in the Canadian Documents, which amendment would be filed only a short period before we are required to file the 2010 40-F Annual Report, could be more confusing than beneficial to investors.

Financial Statements

Note 2 - Summary of Significant Accounting Policies

(vi) Mineral Rights and Properties, page 4

2.

We note your accounting policy which indicates under Canadian GAAP, you amortize your capitalized costs over the mine’s estimated life using the units of production method calculated on the basis of measured and indicated resources. Please tell us why you believe measured and indicated resources are sufficiently reliable, as a basis for useful life determinations under Canadian GAAP.

Response to Comment No. 2:

We amortized the capitalized costs over the mine’s estimated life using the units of production method (“depletion method”), calculated on the basis of measured and indicated resources in our financial statements for the fiscal years ended March 31, 2009, 2008 and 2007.

Paragraph 28 of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3061, Property, Plant and Equipment, requires that amortization be recognized in a rational and systematic manner appropriate to the nature of the property. As mineral properties are mined to obtain underground minerals, the depletion method is the most rational amortization method, and is widely used in the mining industry. Accordingly, we choose depletion method on the units of production basis.

Roger Schwall, Asst. Director
United States Securities and Exchange Commission
February 23, 2010

Prior to February 2010, we had not converted any of our resources to proven and probable reserves as defined by the Canadian National Instrument 43-101 Standards of Disclosure of Mineral Projects (“NI 43-101”), the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards (“CIM Definitions”) on Mineral Resources and Mineral Reserves, or Industry Guide 7 of the U.S. Securities and Exchange Commission.

We operate all four of our mines, i.e. the Ying, HPG, TLP and LM mines, in China. Our permitting and commissioning process are undertaken in accordance with the Chinese mining law and regulations. The process is rigorous. The key reports and their filing or approval required by regulators for the issuance of the mining permit are:

•

The Resource Utilization Plan Report (the “RUP”) is required to be reviewed by an independent engineering firm certified by the Ministry of Land and Resource. In addition, the Health and Safety Section of the RUP is required to be reviewed by the Provincial Safety Production Bureau. Then the RUP together with positive review conclusions has to be filed and accepted by the Provincial Department of Land and Resource.

•

The Environmental Assessment Report (the “EA”), which has to be approved by the Provincial Environment Protection Bureau. The Environmental Assessment Guideline Report which forms the base for the EA is required to be written by a qualified environmental engineering company.

•	The Geological Hazards Assessment Report, which is prepared by a qualified geo-engineering firm.

•	Once all these documents are completed, filed and approved, the mining permit application will be filed with the Ministry of Land and Resources in Beijing for final approval.

We obtained the mining permit for the Ying mine in March 2006, and acquired mining permits for TLP, LM and HPG mines in 2007 to 2008. Mining operations commenced since then. Because we were able to finance the mine development without bank financing, we were not required to commission a “bankable” feasibility study and, accordingly, did not convert resources into proven and probable reserves at the time the Chinese permits were granted or acquired.

In the absence of proven and probable reserves, we undertook an analysis of the impact of using measured and indicated resources as a depletion basis.

Roger Schwall, Asst. Director
United States Securities and Exchange Commission
February 23, 2010

We noted from CIM Definitions that “Proven and Probable Reserves” constitute the economically mineable part of “Measured and Indicated Resources.” Based on guidance in “Figure 1, Relationship between Mineral Resources and Mineral Reserves” in the CIM Definition, we noted that in order to convert resources into reserves, we need to consider mining, metallurgical, economic, marketing, legal, environment, social and government factors. Accordingly, we analyzed each factor as follows, in order to arrive at an estimated “reserve equivalent”.

All of our four mines are in the Ying Mining District, with similar mining, metallurgical and economic nature as the Ying mine. Given that the Ying mine contributed 90% of total silver production in the past three years and the TLP, LM and HPG mines are still in the ramping up stage, we used historical operating results of the Ying mine as the basis for our analysis.

•

Mining factor: Mining methods employed at the Ying mine are the shrinkage stoping method and resuing stoping method. Based on our NI 43-101 Technical Report dated May 26, 2006, at the time of production commencement, the theoretical mining recovery rate is over 95%. Historically, average mining recovery rates in our mining operations during the fiscal years 2009, 2008 and 2007 were all above 90%. As such, we concluded that about 90% measured and indicated resource ore could be mined out, before considering any economic factors.

•

Metallurgical factor: The historical milling recovery rate, during the fiscal years 2009, 2008 and 2007 was 95% for lead, 90% for silver and 73% for zinc. That means 100% mineable resource ore can be milled, as long as they can be mined out. Milling recovery rate is also useful when “economic factor” is considered as below.

•

Economic factor:

Prior to the commencement of production, economic factors are considered in the NI 43-101 Technical Report for the Ying Mine, dated May 26, 2006. In that report, Table 36, “Cash flow Analysis for Ying Project” shows the economic merit of the Ying mine.

In addition, at the Ying mine, cut-off grade for measured and indicated resources was 200 g/t equivalent-silver, based on the NI 43-101-compliant technical report entitled “Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects,” dated on August 16, 2007 (the “2007 NI 43-101 Report” ). Historical net realizable silver prices were $10.17, $11.28 and $9.30, for the fiscal years 2009, 2008 and 2007, respectively. Using the above data, one tonne of ore at 200g/t cut-off grade would generate revenue about US$60 (Revenue per tonne = grade*NSR*milling recovery rate = 200/31.1035*10.25*90% = $60), which covers the historical cash costs of $58 per tonne. It is also two times greater than the variable costs of $20 per tonne, which mainly consists of mining contractor costs. That means all mineable resources are economically viable.

Roger Schwall, Asst. Director
United States Securities and Exchange Commission
February 23, 2010

•

Marketing, Legal, Environment, Social and Government factors: We completed the Environment Impact Studies in January 2006 and obtained a mining permit in March 2006. Since then, we have had metals production as follows:

	Year ended Mar 31, 07	Year ended Mar 31, 08	Year ended Mar 31, 09	9 mo ended Dec 31, 09
Silver (million ounces)	1.9	4.0	4.2	3.5
Lead (million pounds)	26.3	49.6	53.1	47.5
Zinc (million pounds)	7.1	15.9	13.0	12.0

All products are sold to smelters within truck-driving distances, at FOB term. Since we acquired the Ying Project in 2004, we have maintained good relationships with local community and government agencies. As a result, we have not encountered adverse issues related to marketing, legal, environment, socials and government, etc.

Based on above analysis, we noted that “mining recovery” determines the amount of minerals that could be mined from underground, while all other factors, such as “cutoff” grade, determine whether mining is feasible and economically viable.

Given that we have 90% plus mining recovery and our resource cut-off is economically viable, we concluded that 90% of measured and indicated resources are “reserve equivalent”, i.e. a reasonable estimate as the basis in calculating depletion of mineral properties by the unit of production method.

The impact of using 100% measured and indicated resources as the basis, and a 10% difference, are quantified in the table below:

Roger Schwall, Asst. Director
United States Securities and Exchange Commission
February 23, 2010

in 000US$	Fiscal 2007	Fiscal 2008	Fiscal 2009
Depletion as reported (100% M&I Resources as basis)	1,128	3,042	5,246
Depletion based on 90% M&I Resources	1,241	3,346	5,771
			-
Income statements items impacts			-
Depletion expenses - understated	113	304	525
Impairment charges - (overstated)	-	-	(443)
Future income tax - understated (overstated)	(28)	(76)	(21)
Non-controlling interest - understated (overstated)	(19)	(60)	(5)
Net income - overstated (understated)	66	168	56

Balance sheet items impacts	As at March 31, 2007	As at March 31, 2008	As at March 31, 2009
Mineral Properties - overstated (understated)	113	417	347
Future income tax liabilities - understated (overstated)	(28)	(104)	(87)
Non-controlling interest-understated (overstated)	(19)	(79)	(50)
Retained earning - understated (overstated)	(66)	(234)	(210)

Given that the historical operational results support our resource estimates, the rigors of Chinese regulators in evaluating geological information, and the above analysis of conversion of resources to reserves, we believe the measured and indicated resource estimates form a reliable basis in determining mine useful lives. The difference between resource and reserves is immaterial for financial reporting purpose. Nevertheless, we expect to use 90% of measured and indicated resources, or if available, proven and probable reserves, as the basis in the calculation of depletion expense for in our 2010 40-F Annual Report year 2010 and thereafter.

3.

We note your accounting policy indicates acquisition, exploration and development costs are capitalized when resources exist. Please specify the level of resources as defined in NI 43-101 that are used as your basis for cost capitalization.

Response to Comment No. 3:

Our use of “resources” mentioned in the above accounting policy is not derived from “resources” as defined in NI 43-101. In other words, the “resources” as used in the accounting policy represents some evidence that a deposit may exist, e.g., positive geophysical or geochemical survey or positive channel sample results.

In applying our basis for cost capitalization under Canadian GAAP, we consider exploration and development costs and expenditures to have the characteristics of property, plant and equipment. We capitalize the acquisition, direct exploration and development costs incurred to the extent that the capitalized amounts can be recovered by future exploitation or sale. Otherwise, we expense exploration expenditures incurred in green field projects that do not warrant further exploration –lack of future benefit.

Roger Schwall, Asst. Director
United States Securities and Exchange Commission
February 23, 2010

In preparing the Canadian and U.S. GAAP reconciliation in our consolidated financial statements, we make adjustments to expense all exploration and development costs.

4.

We note your policy also indicates costs incurred during production to increase future output by providing access to additional sources of mineral resource, are capitalized where these costs relate to specific properties. Please clarify if these costs are amortized over the mine’s estimated life or if they are amortized using the mineral resources in the immediate and relevant vicinity.

Response to Comment No. 4:

We capitalize costs incurred in operating a mine when the purpose of such costs is to increase future output by providing access to additional sources of mineral resources. We refer to CICA Handbook, Section 3061, Property, Plant and Equipment, paragraph 24. The CICA Handbook states that if a cost has attributes of both a repair and betterment, the portion considered to be betterment is included in the cost of the assets. Since the development costs are incurred to increase future production, these costs constitute betterments, and are therefore capitalized.

We amortize these costs over the remaining mineral resources using the unit of production method. We refer to CICA Emerging Issues Committee (“EIC”) EIC-160 Stripping Costs Incurred in the Production Phase of a Mining Operation, Issue 2, in discussing if stripping costs are capitalized, how they should be amortized.

We note the EIC consensus that: “capitalized stripping costs should be amortized in a rational and systematic manner over the reserves that directly benefit from the specific stripping activities. In the mining industry, the unit of production method is generally the appropriate method. The Committee noted that the reserves used to amortize capitalized stripping costs will normally differ from those used to amortize the mineral property and related life-of-mine assets as the stripping costs may only relate to a portion of the total reserves.”

Although the underground development costs incurred by the Company differ from stripping costs in open pit mining operations, they have the same accounting consequences. Our mining operations are relatively small. The mine developments, such as tunneling, shafting and declines, are often for the entire mine, i.e. to provide access to all mineral veins. As such, we use the remaining measured and indicated resources in amortizing the capitalized development costs.

Annual Information Form

Principal Accountant Fees and Services

Roger Schwall, Asst. Director
United States Securities and Exchange Commission
February 23, 2010

5.

We note that in you table on page 97 of the Company’s Annual Information Form you have used a different definition for “Audit Fees,” “Audit-Related Fees,” “Tax Fees,” and “All Other Fees” than that used in the Form 40-F General Instructions B(10). Please confirm that each category listed in your table includes only those fees as described in the instructions.

Response to Comment No. 5:

We recognize that the definitions of these terms in Instruction B(10) may vary from the definitions stated in the 2009 AIF contained in the Report. Had we adhered more closely to Instruction B(10), the amount of Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees would have been reported as, respectively, $321,000, $nil, $12,820 and $5,500. We intend to comply with Comment No. 5 in the 2010 40-F Annual Report by including a table in the 40-F “wrap” that adheres to the definitions in Instruction B(10), even if the table varies from the report of such fees contained in the Annual Information Form for the year ending March 31, 2010.

Engineering Comments

General

6.

Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

SGX Area, page 31
HPG Area, page 32
S-14 Vein, page 34
T-17, page 53
Mineralized body V3, page 80

Response to Comment No. 6:

We have reviewed the sections of the Report referenced in this Comment No. 6 as well as other portions of the Report to which this comment may apply. Please see our response to Comment No. 7 for additional detail.

7.

We note you refer to sample ranges, values up to specific values, and grab samples in numerous locations within your filing. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

Roger Schwall, Asst. Director
United States Securities and Exchange Commission
February 23, 2010

•	Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

•	Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

•	Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.

•	Eliminate grades disclosed as “up to” or “as high as” or “ranging from”

•	Eliminate statements containing grade and/or sample-width ranges.

•	Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

•	Generally, use tables to improve readability of sample and drilling data. Soil samples may be disclosed as a weighted average value over an area.

•	Refrain from reporting single soil samples values.

•	Convert all ppb quantities to ppm quantities for disclosure.

•	Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Response to Comment No. 7:

1.   We believe the technical reports contained in the 2009 AIF were prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Best Practice Guidelines for Estimation of Mineral Resources and Mineral Reserves as adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM Best Practice Guidelines”) and comply in all material respects and NI 43-101 and the CIM Best Practice Guidelines.

2.   Insofar as all or nearly all the disclosure referred to in Comment No. 6 were extracted verbatim from technical reports prepared by independent qualified persons, as defined in NI 43-101 (the “QPs”), and required their consent for inclusion in the Report, we cannot revise the content without amending such technical reports. We intend to advise the QPs of your comments when and if we order new technical reports in the future.

Roger Schwall, Asst. Director
United States Securities and Exchange Commission
February 23, 2010

3.   Although we recognize the import of your comments with respect to our mineral properties, contained in Item 5 of the 2009 AIF, we believe the information most persons would find material to an investment decision concerns the development of the Company and production of our mines, which is disclosed in Items 3 and 4.1 of the 2009 AIF contained in the Report.

4.   For purposes of detailed response, we repeat below your bulleted comments (page references in the responses are to the 2009 AIF).

•	Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

Response: We will comply with your comment and propose to do so in the 2010 40-F Annual Report by either (i) limiting disclosure to sample analyses that are supported by data in conformity with your comment, or (ii) omitting such disclosure in instances where the technical report does not contain such supporting data.

•	Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

Response: We will comply with your comment and propose to do so in the 2010 40-F Annual Report by omitting the sentence in the disclosure about the T-17 Vein (page 53) so as eliminate analysis from a “grab” sample (the only such disclosure found in a word search of the 2009 AIF). A word search of the Report did not discover use of “’dump’ samples,” but we nonetheless note your comment and will comply.

•	Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.

Response: We will comply with your comment and propose to do so in the 2010 40-F Annual Report either (i) by expanding disclosure of sample sets to provide balanced information additional to the highest or best values/grades, or (ii), if such information is unavailable, by omitting the quoted languages such as that found at page 29, 5th paragraph (“The best sample interval …”), pages 52 - 53, T-1 Vein, T-2 Vein, T-3 Vein and T-4 Vein (“highest grade drill hole”; “best drill hole intercept”; “best trench sample”) and elsewhere.

•	Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”

Response: We will comply with your comment and propose to do so in the 2010 40-F Annual Report by revising or eliminating discussion of grades that include the words referenced in your comment, as, for example, on page 29, 4th paragraph (“up to”), page 30, 2nd paragraph (“ranging from”; g/t ranges in element columns in the table), page 89, last paragraph, 6th bullet (“as high as”), and elsewhere.

Roger Schwall, Asst. Director
United States Securities and Exchange Commission
February 23, 2010

•	Eliminate statements containing grade and/or sample-width ranges.

Response: We will comply with your comment and propose to do so in the 2010 40-F Annual Report by revising or eliminating discussion of grades that include the words referenced in your comment, as, for example, page 29, 4th paragraph -“across true width … 11.1 to 59.9 g/t silver”; 5th paragraph - “1.5m width containing 1,161 g/t silver”; page 30, 2nd paragraph (“0.1 to 0.5m with up to 490 g/t Ag …”) and elsewhere.

•	Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples

Response: We will comply with your comment and propose to do so in the 2010 40-F Annual Report.

•	Generally, use tables to improve readability of sample and drilling data.

Response: We will comply with your comment and propose to do so in the 2010 40-F Annual Report by using tables wherever possible. Please also see our response to Comment No. 10.

•	Soil samples may be disclosed as a weighted average value over an area.

Response: We will comply with your comment and propose to do so in the 2010 40-F Annual Report. A word search of the Report did not locate disclosure of soil sample values.

•	Refrain from reporting single soil samples values.

Response: We will comply with your comment and propose to do so in the 2010 40-F Annual Report. Please also see the response immediately above.

•	Convert all ppb quantities to ppm quantities for disclosure.

Response: We will comply with your comment and propose to do so in the 2010 40-F Annual Report. If laboratory results are provided in ppb, we will disclose the results but also show the conversion into ppm quantities. A word search of the Report located one instance (page 37) where “ppb” was used.

•	Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Roger Schwall, Asst. Director
United States Securities and Exchange Commission
February 23, 2010

Response: We will comply with your comment and propose to do so in the 2010 40-F Annual Report. For example, we plan to omit use of words such as “prime” (p. 29), “high-grade” (pp. 31, 35, 36, 43, 45) as well as other descriptive adjectives.

S14 Vein, page 34

8.

We note your disclosure of a silver equivalent grade in this section. Please disclose the other associated commodities or products, the method you used to calculate this equivalent value and the associated parameters used in the calculation. This may include your assumed metal prices and metallurgical recoveries.

Response to Comment No. 8:

The parameters and assumptions with respect to the disclosure of silver equivalent grade are set forth in the section entitled “Mineral Resource Estimates,” on pp. 39-40 of the 2009 AIF, and, in particular, note 8 thereof which contains the mathematical formula (states assumed metal prices) by which we arrive at silver equivalent grade. We propose further compliance with your comment in the 2010 40-F Annual Report by (i) including cross references to this section elsewhere when we refer to silver equivalent grade and (ii) simplifying the formula and perhaps including an example to assist reader comprehension.

Mineral Resource Estimates, page 40

9.

The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Please disclose the commodity prices, operating costs and recovery parameters used to determine your cutoff grade estimate. Please show that this calculation demonstrates the cutoff grade or tenor used to define your mineral resource has reasonable prospects for economic extraction. In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices, i.e. based on a three-year historic average.

Response to Comment No. 9:

The reasonable prospects for economic extraction have been considered when the QPs prepared technical reports. As mentioned in above Comment No. 2, at a cut-off grade of 200g/t, economic merit exists. The cutoff grade stated in note 9 on page 40 is derived from our 2007 NI 43-101 Report. The 2007 NI 43-101 Report addresses economic viability of the projects under “19. Interpretation and Conclusion”: “The expected economic viability of the Ying Project was scoped at length in the last previous Technical Report which concluded that the project, based on the estimated resources known at that time, would likely be a financial success (Broili, et.al., 2006). Since then, the estimated resources at HPG and Ying, calculated using the same parameters as in the last report, have increased significantly, roads and other infrastructure have improved, and a 600 tpd mill has been completed to produce high quality concentrates in close proximity to the property.” This statement indicates that the cut-off grade used to define our mineral resource has reasonable prospects for economic extraction. Page 20 of the 2009 AIF contained in the Report refers to the 2007 NI 43-101 Report and in particular states that “Portions of the following information are based on the assumptions, qualifications and procedures which are not fully described herein. References should be made to the full text of the Ying and HPG Report which is available for review on SEDAR located at www.sedar.com.” Although we believe this sufficiently guides investors with the manner to obtain the information required by Comment No. 9, we propose to comply in the 2010 40-F Annual Report by presenting the cutoff grade information rather than requiring readers to refer to another document.

Roger Schwall, Asst. Director
United States Securities and Exchange Commission
February 23, 2010

Ying Project - Summary of Mineral Resources, page 42

10.

We understand that you are presenting your non-reserve information pursuant to the guidance in Instruction 3 to paragraph (b)(5) of Industry Guide 7 here and other locations within your filing. Under these circumstances, it is important to clearly distinguish non-reserve mineralization. If you choose to present such non-reserve information, please reposition this information to a separately titled section, having disclosure of your measured and indicated mineral resources, apart from your inferred mineral resources, using separate tables and narratives. In presenting this information, resources should only be reported as an “in- place” tonnage and grade, not as units of product, such as ounces of gold or pounds of copper, and not as contained material. The relative quality, reliability, and risk associated with your estimates should be addressed sufficiently to distinguish each mineral resource category.

Please include cautionary disclosure, prominently displayed above each table, clarifying that your mineral resources, whether measured and indicated or inferred, while disclosed pursuant to Canadian requirements, are not recognized terms within the definitions prescribed by the SEC, and are not reserves. Please emphasize the uncertainty of whether your measured and indicated mineral resources will ever be upgraded into another category of resources, while specifying the particular aspects of the reserve definitions which have not been satisfied for each category of resources.

Roger Schwall, Asst. Director
United States Securities and Exchange Commission
February 23, 2010

You may wish to consider language similar to the following, modified as necessary to reflect your particular circumstances, for disclosure above the Measured and Indicated Mineral Resources table:

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms “measured resources” and “indicated resources.” We advise U.S. investors that these terms are not recognized by the U.S. Securities and Exchange Commission. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves.

You may also wish to consider language similar to the following, augmented as appropriate, for disclosure above the Inferred Mineral Resources table:

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the terms “inferred resources.” We advise U.S. investors that this term is not recognized by the U.S. Securities and Exchange Commission. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources.

Response to Comment No. 10:

We will comply with your request and propose to do so in our 2010 40-F Annual Report, which will contain statements, inserted at appropriate places, such those below. We also intend to insert the cautionary legends (as stated above in the comment) before tables that include measured and indicated resources, or inferred resources.

•

We have prepared our report in accordance with the requirement of the securities laws in effect in Canada as of March 31, 2009, which differ in certain material respects from the disclosure requirements of United States securities law.

•

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.

Roger Schwall, Asst. Director
United States Securities and Exchange Commission
February 23, 2010

•	Investors are cautioned not to assume that any part of all of the mineral deposits in these categories will ever be converted into reserves.

•

“Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resources exists or is economically or legally mineable.

•

The disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S companies to report mineralization that does not constitute “reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

•

Information contained in this annual report on Form 40-F, the documents attached hereto and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission there under.

In addition, please note that we are presenting our non-reserve information pursuant to the NI 43-101, which permits us to present inferred resource in the same table as measured and indicated resources, as long as inferred mineral resources is not added to other categories of mineral resources, as prescribed in NI 43-101, 2.2.

Closing Comments

In connection with our response to the Staff comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Roger Schwall, Asst. Director
United States Securities and Exchange Commission
February 23, 2010

We note that the Division of Enforcement has access to all information we provide to the Staff in your review of our filing or in response to our comments on our filing.

If you have any questions or concerns, please feel free to contact us by telephone at 604-669-9397.

Sincerely,

/s/ Maria Tang
Maria Tang
Chief Financial Officer

cc: Ernst & Young LLP
cc: MaCARTER & ENGLISH LLP